金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

02 SEP 18 AM 1:50

GOLD PEAK

September 16, 2002

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

SUPPL

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement of "Adoption of New Share Option Scheme"	September 13, 2002

Thank you for your attention.

PROCESSED
SEP 2 9 2002
THOMSON FINANCIAL

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

dlw 9/19

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: http://www.goldpeak.com

The Standard September 13, 2002 Exemption# 82-3604

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinances)

GOLD PEAK

ADOPTION OF NEW SHARE OPTION SCHEME

The resolutions relating to adoption of the New Share Option Scheme and termination of the Existing Share Option Scheme were duly passed by Shareholders at the Company's Annual General Meeting held on 12th September, 2002.

The Board of Directors of Gold Peak Industries (Holdings) Limited refers to the Company's circular dated 29th July, 2002 in relation to the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme and is pleased to announce that the above ordinary resolutions were duly passed by the Shareholders at the Annual General Meeting held on 12th September, 2002.

Words and expressions used in this Announcement have the same meanings in the Company's circular dated 29th July, 2002.

By order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 12th September, 2002

www.goldpeak.com